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SEC
Mail Processing
Section

MAR 0 3 2008

Washington, DC
105

SEC   SECI   SSION



08028707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2007__ AND ENDING __12/31/2007__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patricia Kemble Isaac

OFFICIAL USE ONLY
46581
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

756 E Lawnbrook Drive

(No. and Street)

Fresno   CA   93720

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Kemble Isaac 559.434.1182

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watts, Campbell, Chi & Baker Accountancy Corporation

                      (Name – *if individual, state last, first, middle name*)

7419 N. Cedar Ste. 103   Fresno   **PROCESSED**   CA   93720

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant   MAR 2 4 2008

    ☐ Public Accountant   THOMSON
                                            FINANCIAL

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                            Cy
                                                                         3/21

OATH OR AFFIRMATION

I, _Patricia Kemble Isaac_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Patricia Kemble Isaac, Broker/Dealer_____ , as

of _February, 25_____ , 20 _08_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Patricia Kemble Isaac_
                                                    Signature

                                            Principal/Dealer

_____
                                                    Title

Beatrice Rivera
        Notary Public

BEATRICE RIVERA
COMM. # 1523962
NOTARY PUBLIC-CALIFORNIA
FRESNO COUNTY
COMM. EXP. NOV. 1, 2008

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

FINANCIAL STATEMENTS

December 31, 2007

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

December 31, 2007

TABLE OF CONTENTS



Watts, Campbell, Chi & Baker
Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
Angela Chi, CPA
Timothy Baker, CPA

D. Duane Anderson, Ret.

INDEPENDENT AUDITORS' REPORT

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

We have audited the accompanying statement of financial condition as of December 31, 2007 and the related statements of income; sole proprietor's capital and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of Ms. Patricia Kemble Isaac, Mutual Funds Broker. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are fees of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, no provision for income tax has been made in the statements, as these taxes are the personal obligation of the proprietor.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ms.Patricia Kemble Isaac, Mutual Funds Broker at December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Watts, Campbell, Chi & Baker
Accountancy Corporation
February 20, 2008

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Statement of Financial Condition
December 31, 2007

ASSETS

Current Assets	
Cash	69
Certificate of deposit	37,764
Commission receivable	162
Total Current Assets	37,995
Property & Equipment	
Office equipment	1,769
Less: accumulated depreciation	(1,769)
Total Property & Equipment at Cost	-0-
Other Assets	
	-0-
Total Assets	37,995

LIABILITIES AND PROPRIETOR'S CAPITAL

Current Liabilities	
Accrued expenses	831
Total Current Liabilities	831
Proprietor's Capital	37,164
Total Liabilities and Proprietor's Capital	37,995

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Statement of Income

For the Year Ended December 31, 2007

Operating Income	
Commissions	11,710
Total Operating Income	11,710
Operating Expenses	
Accounting/audit	1,603
Bank charges	188
Fees & assessments	349
Fidelity bond	364
Office supplies/expense	159
Postage/courier service	418
Tax	34
Subscription	191
Telephone	1,966
Miscellaneous	85
Total Operating Expenses	5,357
Income from Operations	6,353
Other Income & Expenses	
Interest income	977
Other income	35,000
Total Other Income & Expense	35,977
Net Income	42,330

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
Statement of Changes in Proprietor's Capital
For the Year Ended December 31, 2007

Proprietor's Capital

Beginning Balance January 1, 2007	7,914
Net Income	42,330
	50,244
Less, Withdrawals	(13,080)
Ending Balance December 31, 2007	37,164

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flow from Operating Activities	
Net income (loss)	42,330
(Increase) decrease of prepaid items and receivables	11
Increase (decrease) of accrued expenses	230
Net Cash provided (used) by Operating Activities	42,571
Cash Flow from Investing Activities	
Increase Certificate of Deposit	(30,175)
Net Cash provided (used) by Investing Activities	(30,175)
Cash Flow from Financial Activities	
Proprietor withdrawals	(13,080)
Net Cash provided (used) by Financial Activities	(13,080)
Net Increase (Decrease) in Cash	(684)
Cash at Beginning of Year	753
Cash at Ending of Year	69

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Notes to the Financial Statement

December 31, 2007

NOTE 1 – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Patricia Kemble Isaac utilizes the accrual basis of accounting in her proprietorship. The proprietor prepares her personal income tax returns on the cash method of accounting. These financial statements do not include Ms. Isaac's personal assets, liabilities, revenue and expenses. Therefore, no provision for income tax has been made. As a security dealer with only commission income, Ms. Isaac's business is solely of the offering of Mutual Funds on a subscription basis and operates pursuant to the provisions of paragraph (k) (1) of Sec rule 15C 3-3 and does not hold customer funds or securities. The firm maintains minimum Capital of $5,000.

Cash and Cash Equivalents

Cash equivalents are considered to be short-term, highly liquid investments with original maturities of three months or less.

Nature of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Patricia Kemble Isaac uses the straight-line method over useful life to depreciate the office equipment purchased.

NOTE 2 – PREPAID AND ACCRUED EXPENSES

The financial statement has been prepared on an accrual basis, there was $831.00 accrued expense for 2007.

NOTE 3 – OTHER INCOME

Patricia Kemble Isaac received a one-time special member payment of $35,000 from FINRA/NASD in August 2007. It was coded to other income distinguishing from the operating revenue.



Watts, Campbell, Chi & Baker
Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
Angela Chi, CPA
Timothy Baker, CPA

D. Duane Anderson, Ret.

Report on Internal Control Required by SEC
Rule 17a-5 for a Broker-Dealer Claiming an
Exemption From SEC Rule 15c3-3
December 31, 2007

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

In planning and performing our audit of the financial statements and supplemental schedules of Patricia Kemble Isaac, Mutual Funds Broker (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of Patricia Kemble Isaac, Mutual Fund Broker, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watts Campbell Chi, Baker

Watts, Campbell, Chi & Baker
Accountancy Corporation
February 20, 2008



Watts, Campbell, Chi & Baker
Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
Angela Chi, CPA
Timothy Baker, CPA

D. Duane Anderson, Ret.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

We have audited the accompanying financial statements of Patricia Kemble Isaac, Mutual Funds Broker for the year ended December 31, 2007, and have issued our report thereon dated February 20, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I to VIII, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watts, Campbell, Chi & Baker
Accountancy Corporation
February 20, 2008



Watts, Campbell, Chi & Baker
Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
Angela Chi, CPA
Timothy Baker, CPA

D. Duane Anderson, Ret.

Independent Auditor's Report on Supplementary Information
Required by the USA Patriot Act of 2001 and Rule 3011 of NASD

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

We have audited the accompanying financial statements of Patricia Kemble Isaac, Mutual Funds Broker for the year ended December 31, 2007, and have issued our report thereon dated February 20, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules IX, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the USA Patriot Act of 2001 and Rule 3011 of NASD. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watts, Campbell, Chi & Baker
Accountancy Corporation
February 20, 2008

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule I
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2007

Balance

    January 1, 2007 $ -0-

Balance

    December 31, 2007 $ -0-

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
Schedule II
Computation of Net Capital

Total ownership equity from Statement of Financial Condition		37,164
Total ownership equity qualified for Net Capital		37,164
Add:		
Liabilities subordinated to claims of general creditors Allowable in computation of net capital		-0-
Other (deductions) or allowable credits (list)		-0-
Total capital and allowable subordinated liabilities		37,164
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition (Notes B and C)	-0-	
Secured demand note deficiency	-0-	
Commodity futures contracts and spot Commodities – proprietary capital charges	-0-	
Other deductions and/or charges	-0-	-0-
Other additions and/or credits (list)		-0-
Net capital before haircuts on securities positions		37,164
Haircuts on securities (computed, where applicable, Pursuant to 15c3-1(f)		
Contractual securities commitments	-0-	

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER
Schedule II
Computation of Net Capital (Con't)

Subordinated Securities borrowings	-0-
Trading and investment securities:	
Exempted securities	-0-
Debt securities	-0-
Options	-0-
Other securities	-0-
Undue Concentration	-0-
Other (List):	
Penalty on CD 214-9002160	16
Penalty on CD 214-9002517	5
Penalty on CD 1013	268

(289)

Net Capital   36,875

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule III
Excess Net Capital Computation

Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	5,000
Net capital as of 12/31/2007, Patricia Kemble Isaac, Mutual Fund Broker	36,875
Excess net capital	* 31,875

* $36,875 is more than $5,000, (the net capital requirement).

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
Schedule IV
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

The provision of the possession or control requirements under Rule 15c3-3 shall not be applicable to Patricia Kemble Isaac, Mutual Funds Broker, due to the fact that she deals only in Investment Company shares and is exempted under the Sec Rule 15c3-3, Section (k)(l)(iia) and (iii).

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule V

Reconciliation of Net Capital Reported Under
Rule 15c3-1 and Reported on Audited Financial
Statement Under Audited Computation

On Financial and Operation Combined Uniform Single Report

Net capital reported in audited financial statement under audited Computation as December 31, 2007	$ 37,164
Less: Haircuts on securities - computed, where applicable, pursuant to 15c3-1(f)	(289)
Net Capital reported on Financial and Operation Combined Uniform Single Report under rule 15c3-1	36,875
Less: Net Capital reported under Rule 15c3-1 (per Schedule II, page 12)	(36,875)
Difference	-0-

Other than the nonallowable assets, pursuant to 15c3-1, there is no difference between Net Capital reported in Audited Financial Statement under Audited Computation and Net Capital reported on Financial and Operation Combined Uniform Single Report under rule 15c3-1.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule VI
A Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2007

There are no material differences between the audited and unaudited Statements of Financial Condition. A statement of a reconciliation is not necessary pursuant to rule 17a-5(d)(4).

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
Schedule VII
Certification of Inclusion to SIPC Membership
December 31, 2007

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Patricia Kemble Isaac has as its collection agent The National Association of Security Dealers, Inc. and has a Certification of Membership (Form SIPC-4) for the year ending December 31, 2007. This assessment was paid and mailed on February 15, 2008.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
Schedule VIII
Report of Material Inadequacies Found to Exist or Found
To Have Existed Since the Date of the Previous Audit

There were **no** material inadequacies found to exist since the data of the previous audit.

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule IX
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3

.

Patricia Kemble Isaac, Mutual Funds Broker files an exemption from Rule 15c3-3 under section (k)(1)-Limited Business (mutual funds and/or variable annuities only) and holds no customer securities and/or funds.

END